April 12, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Katherine Bagley

Re:	Express, Inc.
Registration Statement on Form S-3
Originally Filed February 22, 2021
File No. 333-253368

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 under the Securities Act of 1933, as amended, Express, Inc., a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-3, File No. 333-253368 (the “Registration Statement”), to 4:00 p.m., Eastern time, on April 14, 2021 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

* * * *

Please contact Alexander M. Schwartz of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-2578, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,
EXPRESS, INC.

By:	/s/ Melinda R. McAfee
Name:	Melinda R. McAfee
Title:	Senior Vice President, General Counsel & Secretary

P.O. BOX 181000, COLUMBUS, OHIO 43218 EXPRESS.COM